SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)*


                               CHIRON CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    170040109
                      (CUSIP Number of Class of Securities)

      WAYNE P. MERKELSON                        ANDREW R. BROWNSTEIN, ESQ.
      NOVARTIS CORPORATION                      TREVOR S. NORWITZ, ESQ.
      608 FIFTH AVENUE                          WACHTELL, LIPTON, ROSEN & KATZ
      NEW YORK, NEW YORK 10020                  51 WEST 52 STREET
      (212) 307-1122                            NEW YORK, NEW YORK 10019
                                                (212) 403-1000

                  (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                OCTOBER 30, 2005
          (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 170040109
--------------------------------------------------------------------------------


  1.  NAMES OF REPORTING PERSONS: Novartis Biotech Partnership, Inc.


      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 06-1415318
      --------------------------------------------------------------------------


  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

      (A)     [ ]
              ------------------------------------------------------------------
      (B)     [ ]
              ------------------------------------------------------------------


  3. SEC USE ONLY:
      --------------------------------------------------------------------------


  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
      --------------------------------------------------------------------------


  5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
      --------------------------------------------------------------------------


  6.  CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
      --------------------------------------------------------------------------

Number of     7.  SOLE VOTING POWER
Shares            0
Beneficially      --------------------------------------------------------------
Owned by
Each
Reporting     8.  SHARED VOTING POWER
Person            127,206,693
With              --------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER 0
                  --------------------------------------------------------------


              10. SHARED DISPOSITIVE POWER 127,206,693
                  --------------------------------------------------------------


  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,206,693
       -------------------------------------------------------------------------


  12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
       -------------------------------------------------------------------------


  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53%
       -------------------------------------------------------------------------


  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
       -------------------------------------------------------------------------

CUSIP No. 170040109
--------------------------------------------------------------------------------


  1.  NAMES OF REPORTING PERSONS: Novartis Corporation


      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-1834433
      --------------------------------------------------------------------------


  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

      (A)     [ ]
              ------------------------------------------------------------------
      (B)     [ ]
              ------------------------------------------------------------------


  3. SEC USE ONLY:
      --------------------------------------------------------------------------


  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
      --------------------------------------------------------------------------


  5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
      --------------------------------------------------------------------------


  6.  CITIZENSHIP OR PLACE OF ORGANIZATION New York
      --------------------------------------------------------------------------

Number of     7.  SOLE VOTING POWER
Shares            0
Beneficially      --------------------------------------------------------------
Owned by
Each
Reporting     8.  SHARED VOTING POWER
Person            127,214,149
With              --------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER 0
                  --------------------------------------------------------------


              10. SHARED DISPOSITIVE POWER 127,214,149
                  --------------------------------------------------------------


  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,214,149
       -------------------------------------------------------------------------


  12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
       -------------------------------------------------------------------------


  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53%
       -------------------------------------------------------------------------


  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
       -------------------------------------------------------------------------

CUSIP No. 170040109
--------------------------------------------------------------------------------


  1.  NAMES OF REPORTING PERSONS: Novartis Pharma AG


      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      --------------------------------------------------------------------------


  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

      (A)     [ ]
              ------------------------------------------------------------------
      (B)     [ ]
              ------------------------------------------------------------------


  3. SEC USE ONLY:
      --------------------------------------------------------------------------


  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
      --------------------------------------------------------------------------


  5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
      --------------------------------------------------------------------------


  6.  CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
      --------------------------------------------------------------------------

Number of     7.  SOLE VOTING POWER
Shares            0
Beneficially      --------------------------------------------------------------
Owned by
Each
Reporting     8.  SHARED VOTING POWER
Person            5,469,770
With              --------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER 0
                  --------------------------------------------------------------


              10. SHARED DISPOSITIVE POWER 5,469,770
                  --------------------------------------------------------------


  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,469,770
       -------------------------------------------------------------------------


  12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
       -------------------------------------------------------------------------


  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2%
       -------------------------------------------------------------------------


  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
       -------------------------------------------------------------------------

CUSIP No. 170040109
--------------------------------------------------------------------------------


  1.  NAMES OF REPORTING PERSONS: Novartis AG


      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      --------------------------------------------------------------------------


  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

      (A)      [ ]
              ------------------------------------------------------------------
      (B)      [ ]
              ------------------------------------------------------------------


  3. SEC USE ONLY:
      --------------------------------------------------------------------------


  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
      --------------------------------------------------------------------------


  5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
      --------------------------------------------------------------------------


  6.  CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
      --------------------------------------------------------------------------

Number of     7.  SOLE VOTING POWER
Shares            0
Beneficially      --------------------------------------------------------------
Owned by
Each
Reporting     8.  SHARED VOTING POWER
Person            132,683,919
With              --------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER 0
                  --------------------------------------------------------------


              10. SHARED DISPOSITIVE POWER 132,683,919
                  --------------------------------------------------------------


  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,683,919
       -------------------------------------------------------------------------


  12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
       -------------------------------------------------------------------------


  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55%
       -------------------------------------------------------------------------


  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
       -------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 12 to Schedule 13D relates to Common Stock, par value $0.01 per share (the "Common Stock"), of Chiron Corporation, a Delaware corporation (the "Company"). Novartis AG ("Novartis"), Novartis Corporation, ("Novartis Corp"), Novartis Biotech Partnership, Inc. ("Biotech"), and Novartis Pharma AG ("Novartis Pharma" and, together with Novartis, Novartis Corp and Biotech the "Reporting Persons") hereby amend the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and supplemented by adding the following:

     Novartis plans to finance the transactions described in Item 4 below with available cash or other liquid assets.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended and supplemented by adding the following:

     On October 30, 2005, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Novartis Corp, Biotech and, for certain purposes only, Novartis. On the terms and subject to the conditions of the Merger Agreement, Biotech will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and as an indirect wholly-owned subsidiary of Novartis. Pursuant to the Merger, each share of Common Stock issued and outstanding at the effective time of the Merger (other than shares of Common Stock (i) owned by the Reporting Persons, the Company, or any of their direct or indirect subsidiaries, except for any such shares held on behalf of third parties, or (ii) owned by stockholders properly exercising appraisal rights) will be converted into the right to receive $45.00 in cash, without interest.

     Completion of the Merger is subject to approval of (i) the holders of a majority of the outstanding shares of Common Stock and (ii) the holders of a majority of the outstanding shares of Common Stock, excluding shares of Common Stock owned by the Reporting Persons. The Merger Agreement is also subject to the satisfaction of other customary conditions, including governmental and regulatory approvals.

     Novartis issued a press release on October 31, 2005 announcing the execution of the Merger Agreement. The press release and Merger Agreement are filed as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and are incorporated by reference herein.

     The Company also gave Novartis and Novartis AG notice of the exercise of its right, pursuant to the Subscription Agreement, dated as of November 20, 1994 among the Company, Novartis and certain of its affiliates (filed as an exhibit to the Schedule 13D on January 21, 1997), to require Biotech to purchase shares of Common Stock directly from the Company at a price per share equal to fair market value, for an aggregate purchase price of $300 million. "Fair market value" is defined under the Subscription Agreement as the average of the closing sale prices or the closing bid quotations of shares of Common Stock on the Nasdaq National Market during the ten-day period immediately preceding the business day three business days prior to the closing of the purchase, which will occur following satisfaction of all closing conditions set forth in the Subscription Agreement, including governmental and regulatory approvals.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     Item 5(c) is hereby amended and supplemented by adding the following:

     (c) The disclosures contained in Item 4 above are incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended and supplemented by adding the following:

     The disclosure contained in Item 4 above are incorproated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     99.1 Press Release, dated Octber 31, 2005.

     99.2 Agreement and Plan of Merger, dated as of October 30, 2005, by and among Novartis Corporation, Novartis Biotech Partnership, Inc., Chiron Corporation and, for purposes of Section 10.14 thereof only, Novartis AG.

     99.3 Joint Filing Agreement, dated as of October 31, 2005, by and among Novartis Biotech Partnership, Inc., Novartis Corporation, Novartis Pharma AG and Novartis AG.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2005


                                       NOVARTIS BIOTECH
                                       PARTNERSHIP, INC.


                                       By:    /s/ Wayne P. Merkelson
                                           --------------------------
                                           Name:  Wayne P. Merkelson
                                           Title: Vice President


                                       NOVARTIS CORPORATION


                                       By:    /s/ Jeff Benjamin
                                           ---------------------------
                                           Name:  Jeff Benjamin
                                           Title: Vice President


                                       NOVARTIS PHARMA AG


                                       By:    /s/ Jorg Reinhardt
                                           ---------------------------
                                           Name:  Jorg Reinhardt
                                           Title: Authorized Signatory

                                       By:    /s/ Martin Henrich
                                           ---------------------------
                                           Name:  Martin Henrich
                                           Title: Authorized Signatory


                                       NOVARTIS AG


                                       By:    /s/ Frederic Krohn
                                           ---------------------------
                                           Name:  Frederic Krohn
                                           Title: Authorized Signatory

                                  Exhibit Index


 EXHIBIT NUMBER                         EXHIBIT NAME
 --------------   -----------------------------------------------------------
      99.1        Press Release, dated October 31, 2005.

      99.2 Agreement and Plan of Merger, dated as of October 30, 2005, by and among Novartis Corporation, Novartis Biotech Partnership, Inc., Chiron Corporation and, for purposes of
                  Section 10.14 thereof only, Novartis AG.

      99.3 Joint Filing Agreement, dated as of October 31, 2005, by and among Novartis Biotech Partnership, Inc., Novartis Corporation, Novartis Pharma AG and Novartis AG.

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
              NOVARTIS, NOVARTIS PHARMA, NOVARTIS CORP AND BIOTECH


DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis.


NAME, FUNCTION AND BUSINESS ADDRESS   CITIZENSHIP       PRINCIPAL OCCUPATION
-----------------------------------   -----------   ----------------------------
Daniel Vasella                        Switzerland   Chairman of the Board of
Chairman of the Board of Directors,                 Directors, Chief Executive
Chief Executive Officer                             Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Hans-Jorg Rudloff                     Germany       Chairman of the Executive
Vice Chairman of the Board of                       Committee of Barclays
Directors                                           Capital
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Helmut Sihler               Austria       Retired
Vice Chairman of
the Board of Directors
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Birgit Breuel                         Germany       Member of the Supervisory
Director                                            Board of Gruner + Jahr AG,
c/o Novartis AG                                     German
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Peter Burckhardt            Switzerland   Head of Medical Service at
Director                                            the University Hospital of
c/o Novartis AG                                     Lausanne
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Srikant Datar, PhD.            India          Senior Associate Dean for
Director                                            Executive Education at
c/o Novartis AG                                     Harvard Business School
Lichtstrasse 35
CH-4002 Basel, Switzerland

William W. George                     USA           Chairman and Chief Executive
Director                                            Officer of Medtronic, Inc.,
c/o Novartis AG                                     Minneapolis
Lichtstrasse 35
CH-4002 Basel, Switzerland

Alexandre F. Jetzer                   Switzerland   Consultant
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Pierre Landoldt                       Switzerland   President of the Sandoz
Director                                            Family Foundation
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Rolf M. Zinkernagel         Switzerland   Professor and Director of
Director                                            the Institute of
c/o Novartis AG                                     Experimental Immunology at
Lichtstrasse 35                                     the University of Zurich
CH-4002 Basel, Switzerland

Prof. Ulrich Lehner, PhD              Germany       President and Chief
Director                                            Executive Officer of Henkel
c/o Novartis AG                                     KGaA
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr.-Ing. Wendelin Wiedeking           Germany       Chairman of Porsche AG
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr. Raymund Breu                      Switzerland   Chief Financial Officer
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Dr. Urs Barlocher                     Switzerland   Head of Legal and General
c/o Novartis AG                                     Affairs
Lichstrasse 35
CH-4002 Basel, Switzerland

Jurgen Brokatzky-Geiger               Germany       Head of Human Resources
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Dr. Paul Choffat                      Switzerland   Head of Novartis Consumer
c/o Novartis AG                                     Health
Lichstrasse 35
CH-4002 Basel, Switzerland
Thomas Ebeling                        Germany       Head of Pharmaceuticals
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Mark C. Fishman                       USA           Head of Biomedical Research
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Steven Kelmar                         USA           Head of Public Affairs and
c/o Novartis AG                                     Communications
Lichstrasse 35
CH-4002 Basel, Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis Pharma.

NAME, FUNCTION AND BUSINESS ADDRESS   CITIZENSHIP       PRINCIPAL OCCUPATION
-----------------------------------   -----------   ----------------------------

Daniel Vasella                        Switzerland   Chairman of the Board of
Chairman of the Board of Directors,                 Directors, and Chief
Chief Executive Officer                             Executive Officer of
c/o Novartis AG                                     Novartis
Lichtstrasse 35
CH-4002 Basel, Switzerland

Thomas Ebeling                        Germany       Head of Novartis Pharma
Director
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Dr. Raymund Breu                      Switzerland   Chief Financial Officer of
Director                                            Novartis
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Andrin Oswald                         Switzerland   Corporate Secretary
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS CORP

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Corp are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis Corp.

NAME, FUNCTION AND BUSINESS ADDRESS   CITIZENSHIP       PRINCIPAL OCCUPATION
-----------------------------------   -----------   ----------------------------
Daniel Vasella                        Switzerland   Chairman of the Board of
Chairman of the Board of Directors                  Directors and Chief
c/o Novartis AG                                     Executive Officer of
Lichtstrasse 35                                     Novartis
CH-4002 Basel, Switzerland

Terence Barnett                       Great         Vice Chairman, President and
Vice Chairman of the Board of         Britain       Chief Executive Officer
Directors
c/o Novartis Corporation
608 Fifth Avenue
New York, NY 10020, USA

Dr. Raymund Breu                      Switzerland   Chief Financial Officer of
Director                                            Novartis
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Thomas Ebeling                        Germany       Head of Novartis Pharma
Director
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Fred Meyer                            Switzerland   Retired
Director
c/o Omnicom Group, Inc.
437 Madison Avenue
New York, NY 10022, USA

Urs Naegelin                          Switzerland   Executive Vice President and
c/o Novartis Corporation                            Chief Financial Officer
608 Fifth Avenue
New York, NY 10020, USA

Dr. Paul Choffat                      Switzerland   Division Head Consumer
c/o Novartis AG                                     Health
Lichstrasse 35
CH-4002 Basel, Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF BIOTECH

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Biotech are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Biotech.

NAME, FUNCTION AND BUSINESS ADDRESS   CITIZENSHIP       PRINCIPAL OCCUPATION
-----------------------------------   -----------   ----------------------------

Urs Naegelin                          Switzerland   Executive Vice President and
Chairman of the Board of Directors                  Chief Financial Officer of
c/o Novartis Corporation                            Novartis Corp
608 Fifth Avenue
New York, NY 10020, USA

Paulo Costa                           Brazil        Chief Executive Officer of
Vice Chairman of the Board of                       Novartis Pharmaceuticals
Directors                                           Corporation
c/o Novartis Pharmaceuticals
 Corporation
59 Route 10
East Hanover, NJ 07936

Terance Barnett                       Great         Vice Chairman, President and
Director                              Britain       Chief Executive Officer of
c/o Novartis Corporation                            Novartis Corp
608 Fifth Avenue
New York, NY 10020, USA